Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on January 6, 2023.

3.	News Release:

On January 9, 2023, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW.

4.	Summary of Material Change:

The Company announced that, effective January 6, 2023, David Garofalo has been appointed as a director of the Company and as co-Chair of the Board of Directors of the Company.

5.	Full Description of Material Change:

The Company announced that, effective January 6, 2023, David Garofalo has been appointed as a director of the Company and as co-Chair of the Board of Directors of the Company.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

January 9, 2023